Exhibit 99.7
NOTICE TO PARTICIPANTS
JOHNSON & JOHNSON SAVINGS PLAN
JOHNSON & JOHNSON RETIREMENT SAVINGS PLAN
In Connection with the Offer to Exchange Shares of Common Stock of Johnson & Johnson for Shares of Common Stock of Kenvue Inc.
IMMEDIATE ATTENTION REQUIRED
Este Aviso contiene información importante en inglés sobre sus derechos en el Plan. Si tiene alguna dificultad en comprender cualquier parte de este Aviso, favor de comunicarse con Georgeson LLC, el agente de información del intercambio, al 1-866-695-6074 para asistencia en español.
July 24, 2023
Re: Offer to Exchange Johnson & Johnson Stock Fund Units for Kenvue Stock Fund Units
OVERVIEW
•Johnson & Johnson is offering its shareholders the opportunity to exchange shares of Johnson & Johnson common stock for shares of Kenvue Inc. common stock, subject to the terms of the exchange offer described in the Prospectus dated July 24, 2023.
•Participants in the Johnson & Johnson Savings Plan and the Johnson & Johnson Retirement Savings Plan who were invested in the Johnson & Johnson stock funds in the Plans as of July 19, 2023, are eligible to participate in the exchange offer, as described in this Notice and the Prospectus.
•Participation in the exchange offer is completely voluntary. If you do not wish to participate, no action is required.
•If you wish to participate, you must submit an election in accordance with the instructions described in this Notice no later than 4:00 p.m., New York City time on August 15, 2023 (unless the deadline is extended). This deadline is earlier than the closing of the exchange offer described in the Prospectus.
•The Kenvue stock funds are expected to remain as an investment option in the Plans for only a short period of time (expected to be approximately nine months). After this period is over, the Kenvue stock funds will be liquidated. As a result, any investment in Kenvue common stock you continue to hold in the Plans at that time from participating in the exchange offer will be liquidated. In addition, the Kenvue stock funds will not accept new contributions or transfers into the funds following the exchange offer. However, prior to their liquidation, you will be able to transfer out of the Kenvue stock funds into the Plans’ other investment options (subject to the terms of the Plan, including the 20% cap that applies to transfers into the Johnson & Johnson stock funds) or, if eligible, receive a distribution from the Kenvue stock funds.
•If you participate in the exchange offer, your Plan account will be restricted during the Blackout Period described in this Notice.
INTRODUCTION
Our records show that you participate in the Johnson & Johnson Savings Plan and/or the Johnson & Johnson Retirement Savings Plan (each, a “Plan” and collectively, the “Plans”) and that, as of July 19, 2023, a portion of your Plan account(s) was invested in the Johnson & Johnson Common Stock Fund and/or the Johnson & Johnson Stock Contributions Fund (the “J&J Stock Funds”) within the Plans.
Johnson & Johnson is offering Johnson & Johnson shareholders the opportunity to exchange (the “exchange offer”) shares of Johnson & Johnson common stock for shares of Kenvue Inc. (“Kenvue”) common stock, on the terms and subject to the conditions described in the attached Prospectus. In connection with the exchange offer, the Plans are providing participants invested in the J&J Stock Funds with the ability to direct State Street Bank and Trust Company, the trustee for the Johnson & Johnson Pension and Savings Plans Master Trust (the “Plan Trustee”), to exchange all or a portion of their units in the J&J Stock Funds (the “J&J Stock Fund Units”) for units in new Kenvue stock funds within the Plans (the “Kenvue Stock Funds” and the “Kenvue Stock Fund Units”), by tendering Johnson & Johnson common stock held in the applicable J&J Stock Fund for Kenvue common stock, subject to the terms and conditions described in this Notice and the Prospectus.
The decision of whether to exchange J&J Stock Fund Units for Kenvue Stock Fund Units is entirely yours. As described further in this Notice, the new Kenvue Stock Funds are available only through this exchange offer and will be an investment option in the Plans only for a short period of time (expected to be approximately nine months following completion of the exchange offer). The new Kenvue Stock Funds will not accept new contributions or transfers. Investing and participating in the exchange involves various risks, as described in this Notice and the Prospectus. Like all investments, you may gain or lose money. You are not required to participate in the exchange offer, and none of Johnson & Johnson, Kenvue, the fiduciaries of the Plans or their respective agents are making any recommendation as to whether or not you should invest in the Kenvue Stock Funds, participate in the exchange offer or make any other Plan investment decision. If you elect to participate, your Plan account will be restricted during a Blackout Period, as described in this Notice.
If you do not wish to participate in the exchange offer, there is no action required on your part. If you would like to exchange your J&J Stock Fund Units for Kenvue Stock Fund Units, you may direct the Plan Trustee to do so by making your election with Broadridge, who will collect and tabulate participant elections for the Plan Trustee. Broadridge must receive your election either by mail or via the Internet by the deadline described in this Notice. Please note that the deadline is earlier than the closing of the exchange offer window described in the attached Prospectus because of the time needed to collect, aggregate and process participant information. The Plan Trustee will not exchange J&J Stock Fund Units for which it does not receive timely and complete instructions.
It is possible that Johnson & Johnson may decide not to proceed with the exchange offer. It is also possible that the appropriate Plan fiduciary would, as a technical matter, find that the exchange does not provide “adequate consideration” under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), based on the ultimate exchange ratio and the movement of Kenvue and Johnson & Johnson share prices prior to the expected tender of shares under the Plans. In either event, you would not receive Kenvue Stock Fund Units and you would be notified as soon as possible.
To better understand the exchange offer and for a more complete description of the terms and conditions of the exchange offer as applied to the Plans, you should carefully read this Notice and the Prospectus. These materials do not constitute investment, legal or tax advice. As with any major financial decision, please also consider consulting a personal financial advisor that is not affiliated with Johnson & Johnson or Kenvue to determine if participating in the exchange offer is right for you.
In deciding whether to participate in the exchange offer, it is important to familiarize yourself with all of the Plan investment options and think carefully about the investment of your account. To help achieve long-term retirement security, you should give careful consideration to the advantages of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while reducing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform poorly may cause another asset category, or another particular security, to perform well. If you invest more than 20% of your retirement savings in any one company or one industry, your savings may not be properly diversified. Depending on your circumstances, an even lower percentage may be appropriate. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk.
In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plans. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk.

EXCHANGE OFFER PROCESS AND CONSIDERATIONS
1.Making an Election to Exchange
If you decide to participate in the exchange offer, you must provide your election to Broadridge, the firm that will collect and tabulate participant elections for the Plan Trustee, either online at www.proxyvote.com/tender or by mail (as indicated on the Direction Form and below) so that it is received by 4:00 p.m., New York City time, three business days before the exchange offer expires (the “Plan Deadline,” and such date, the “Plan Deadline Date”). Unless the exchange offer’s expiration date of August 18, 2023, is extended, the Plan Deadline will be August 15, 2023, at 4:00 p.m., New York City time. You may choose the percentage (a whole percentage of 1-100%) of your J&J Stock Fund Units in the Plans that you would like to exchange through the exchange offer. That percentage will be applied to the number of J&J Stock Fund Units held in your Plan accounts (without distinction between vested and unvested units, if applicable) as of the closing of regular trading on the New York Stock Exchange on the Plan Deadline Date, regardless of when you submit your exchange offer election (as long as your election is received in good order and by the Plan Deadline). Any amounts invested in the J&J Stock Funds after such time (whether by new contribution, dividend or investment transfer) will not be included in the exchange offer calculation.
There is no fee to participate in the exchange offer.
If you invest in a J&J Stock Fund in both Plans, or you invest in both the Johnson & Johnson Common Stock Fund and the Johnson & Johnson Stock Contributions Fund in the Johnson & Johnson Savings Plan, you will receive a separate Direction Form (or have the opportunity to provide separate directions over the Internet) for each Plan and/or each J&J Stock Fund. You may elect to exchange J&J Stock Fund Units in any Plan in which you participate, only one Plan or neither Plan. Similarly, if you invest in both of the J&J Stock Funds in the Johnson & Johnson Savings Plan, you may elect to exchange J&J Stock Fund Units in both funds, only one fund or neither of the funds. If you decide to participate, please be sure to complete the correct Direction Form(s) (or provide directions via the Internet).
Johnson & Johnson has the right to extend the exchange offer. If the exchange offer is extended, the deadlines applicable to the Plans described above may be extended, if administratively feasible. Any extension of the Plan Deadline will be posted online at www.proxyvote.com/tender or provided by calling Georgeson LLC, the information agent for the exchange offer at 1-866-695-6074 (if calling from within the United States) or 1-781-575-2137 (if calling from outside the United States). As noted above, the Plan Deadline Date will be three business days before the exchange offer expires.
If you wish to participate in the exchange offer, please provide a completed Direction Form (or provide directions via the Internet) for each applicable Plan account and J&J Stock Fund so that it is received no later than the Plan Deadline via one of the following methods:
Method 1 – Online: If you wish to use the Internet to provide your directions, please go to www.proxyvote.com/tender. You will be asked to enter the 16-digit control number from your Direction Form into the box directly under “Enter Control Number” and click on the “Submit” button. You will then be able to provide your direction on the following screen. If you received multiple Direction Forms, you will need to follow the same process for each J&J Stock Fund for which you wish to exchange J&J Stock Fund Units. The website will be available 24 hours per day through 4:00 p.m., New York City time, on Tuesday, August 15, 2023.
Method 2 – By mail: To provide your directions by mail, complete your Direction Form as described below and mail it in accordance with the instructions set forth on the applicable Direction Form:
1.On the face of the Direction Form, check Box 1, 2 or 3. CHECK ONLY ONE BOX:
• CHECK BOX 1 if you want ALL of your J&J Stock Fund Units offered for exchange in accordance with the terms of the exchange offer.
• CHECK BOX 2 if you do not want any of your J&J Stock Fund Units offered for exchange in accordance with the terms of the exchange offer and simply want to continue holding such J&J Stock Fund Units (including if you would like to withdraw a prior Direction Form you submitted to exchange J&J Stock Fund Units). Note: If you do not wish to participate in the exchange offer, you may also decline to submit a Direction Form.
• CHECK BOX 3 if you want to offer for exchange a portion of your J&J Stock Fund Units in accordance with the terms of the exchange offer. Specify the percentage (in whole numbers) of J&J Stock Fund Units that you want to offer for exchange in accordance with the terms of the exchange offer. If you specify a percentage less than 100%, you will be deemed to have instructed the Plan Trustee NOT to offer for exchange the balance of your J&J Stock Fund Units.
2.Date and sign the Direction Form in the space provided.
3.Return the Direction Form in the enclosed return envelope so that it is RECEIVED by Broadridge not later than 4:00 p.m., New York City time, on the Plan Deadline Date. If you wish to return the form by overnight mail, please send it to Broadridge, the Tabulation Agent, at the overnight address identified on the Direction Form.
2.Changing or Withdrawing an Election to Exchange
If you decide to change your election, you may submit a new Direction Form (or provide directions via the Internet) to Broadridge, so that it is received by 4:00 p.m. New York City time on the Plan Deadline Date. Upon receipt of a new timely and properly completed election (for any whole percentage, including 0%, of J&J Stock Fund Units to be exchanged), your previous election instructions will be canceled. The last timely and properly completed Direction Form (or timely directions via the Internet) received by Broadridge will apply.
To withdraw your last properly completed election entirely, causing it to be canceled, you must submit a new Direction Form (or directions via the Internet) to Broadridge with a 0% election, so that it is received by 4:00 p.m. New York City time on the Plan Deadline Date. If you submit a Direction Form for more than one Plan or J&J Stock Fund and later wish to change or withdraw your election, you will need to submit timely a separate Direction Form (or directions via the Internet), as described above, for each Plan and/or J&J Stock Fund, as applicable.
Please see the attached Direction Forms for additional information. Additional Direction Forms may be obtained by calling Georgeson LLC, the information agent for the exchange offer at 1-866-695-6074 (if calling from within the United States) or 1-781-575-2137 (if calling from outside the United States).
3.Exchange of J&J Stock Fund Units for Kenvue Stock Fund Units
After the Plan Deadline for electing to participate in the exchange offer has expired for Plan participants, the number of J&J Stock Fund Units to be exchanged, and the applicable number of shares of Johnson & Johnson common stock, will be calculated. The Plan Trustee will then tender for exchange the appropriate number of shares of Johnson & Johnson common stock on behalf of the Plans. (As noted above, the exchange will be canceled if a determination is made that the exchange does not provide “adequate consideration.”) The Kenvue shares received in the exchange will be used to establish the Kenvue Stock Funds (which will also include a proportionate allocation of cash from the J&J Stock Funds). The Kenvue Stock Funds will be “unitized” funds that are invested exclusively in Kenvue stock, except for a small percentage (not expected to exceed 1%) that will be invested in cash or cash equivalents to meet estimated liquidity needs. (The cash will be transferred into the Kenvue Stock Funds from the corresponding J&J Stock Funds). Kenvue Stock Fund Units will be initially allocated to your Plan account in proportion to your J&J Stock Fund Units accepted in the exchange. You will not receive any portion of the exchange proceeds directly. Any of your J&J Stock Fund Units that are not exchanged will remain as J&J Stock Fund Units in your Plan account.
As described in the Prospectus, Johnson & Johnson may have to limit the number of shares of Johnson & Johnson common stock it accepts in the exchange offer through a proration process. If this happens, your J&J Stock Fund Units exchanged through the Plans will be pro-rated based on the number of Johnson & Johnson shares accepted as compared to those tendered. Please note that the “odd lot” provisions of the exchange offer described in the Prospectus are not applicable to Plan participants.

4.Blackout Period
If you elect to participate in the exchange offer through the Plans, your account will need to be restricted for a period of time for processing. This “Blackout Period” will begin at the close of the New York Stock Exchange (normally 4:00 p.m. New York City time) on the Plan Deadline Date (currently scheduled for August 15, 2023). During the Blackout Period, no investment transfers out of the J&J Stock Funds or the Kenvue Stock Funds will be processed and you will not be able to request a loan, in-service withdrawal or distribution from your Plan account (transfers into the J&J Stock Funds will continue to be processed, subject to the Plan rules). Money that is credited to your account (for example, from contributions, loan repayments or investment changes for new contributions) during the Blackout Period will be invested according to the investment election on file for you at that time.
If you do not elect to participate in the exchange offer or if you submit a properly completed withdrawal of your most recent exchange election to Broadridge, as described in section 2 above, that is received by 4:00 p.m., New York City time, on the Plan Deadline Date, the Blackout Period will not apply to your Plan account.
The Blackout Period will be lifted (and loans, in-service withdrawals, distributions and transfers out of the J&J Stock Funds and the Kenvue Stock Funds will become available in accordance with the usual Plan rules) once processing related to the exchange offer is completed, which is expected to be during the week of August 28, 2023. You may find out when restrictions have been lifted and when the Blackout Period has ended by visiting the For Your Benefit website at http://fyb.jnj.com (current employees) or http://digital.alight.com/jnjbsc (former and retired employees).
If the exchange offer is extended by Johnson & Johnson as described in the Prospectus, the Blackout Period may be extended. If administratively feasible, the Blackout Period may also be temporarily lifted for an interim period of time. If the exchange offer is extended, the revised Blackout Period dates will be posted online on the For Your Benefit website at http://fyb.jnj.com (current employees) or http://digital.alight.com/jnjbsc (former and retired employees) and communicated to you to the extent practicable.
Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this Blackout Period may affect your retirement planning as well as your overall financial plan. It is very important that you review and consider the appropriateness of your current investments before the Blackout Period starts, in light of your inability to exchange out of the J&J Stock Funds and Kenvue Stock Funds during the Blackout Period. For your long-term retirement security, you should also give careful consideration to the importance of a well-balanced and diversified investment portfolio taking into account all of your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the Blackout Period, and you would not be able to direct the sale of such stocks from your account during the Blackout Period.
With certain types of blackout periods, federal law would generally provide for 30 days’ advance notice so that participants have sufficient time to consider the effect of the blackout period on their retirement and financial plans. Federal law would also permit less than 30 days’ advance notice in circumstances such as this, where the notice is being provided at the time of the public announcement of an exchange offer period.
5.Kenvue Stock Funds
As noted above, the Kenvue Stock Funds will be “unitized” funds that are invested exclusively in Kenvue common stock, except for a small percentage that may be invested in cash or cash equivalents to meet estimated liquidity needs. To find out the number of Kenvue Stock Fund Units credited to your account after the Blackout Period, go to the For Your Benefit website at http://fyb.jnj.com (current employees) or http://digital.alight.com/jnjbsc (former and retired employees).
After the Kenvue Stock Funds are established, no new amounts may be invested in the Kenvue Stock Funds. Cash dividends paid on Kenvue stock while the Kenvue Stock Funds are in the Plans will be invested in accordance with the participant’s investment elections for new contributions (or, if applicable, the Plan’s default investment fund).

You may transfer your investment out of the Kenvue Stock Funds following the Blackout Period, in accordance with the usual rules that apply to investment transfers in the Plans (including the 20% aggregate investment cap that applies to new transfers and contributions into the J&J Stock Funds). Similarly, your Kenvue Stock Funds investment will be available for loans, distributions and withdrawals under the usual rules described in the applicable Plan. This includes the right to take a distribution or withdrawal “in kind” in the form of Kenvue common stock.
The Plans provide that Kenvue Stock Funds will be liquidated approximately nine months following the completion of the exchange offer. Proceeds from the liquidation will be reinvested in the Plan’s default investment fund, which is the Target Retirement Fund (as defined in the applicable Plan) that aligns with, or is closest to, the year you turn age 62. Additional details regarding the elimination of the Kenvue Stock Funds will be provided before the Kenvue Stock Funds are eliminated as Plan investment options. Before deciding to participate, you should evaluate the risk from investing in a single stock fund for such a short period.
The Kenvue Stock Funds will be managed by an independent fiduciary, State Street Global Advisors Trust Company, who will arrange for the liquidation of the Kenvue shares in the Kenvue Stock Funds consistent with the terms of the Plans, as described above.
For more information about the Kenvue Stock Funds, see “Kenvue Stock Funds Description for the Plans,” below.
6.Tax Implications
United States: Exchanging J&J Stock Fund Units for Kenvue Stock Fund Units is not expected to be a taxable transaction for Johnson & Johnson Savings Plan participants in the United States. In addition, it is expected that Kenvue Stock Fund Units acquired in the exchange will be allocated a pro-rata share of the participant’s pre-exchange cost basis in the J&J Stock Fund Units for U.S. federal income tax purposes. If a participant subsequently takes a qualifying distribution or withdrawal of Kenvue shares in-kind from the Plans, the payment is expected to qualify for the special tax treatment for net unrealized appreciation, with the allocated cost basis used to determine the appreciation. This special U.S. federal income tax treatment upon receipt of a distribution from the Plan will not be available for amounts that are transferred out of the Kenvue Stock Funds when they are liquidated, and pre-exchange cost basis will be retained only in the case of direct transfers between the J&J Stock Funds and the Kenvue Stock Funds.
Puerto Rico: Exchanging J&J Stock Fund Units for Kenvue Stock Fund Units is not expected to be a taxable transaction for Plan participants in Puerto Rico. If a participant subsequently takes a lump sum distribution which includes Kenvue shares in-kind from the Johnson & Johnson Retirement Savings Plan, it is expected that taxation on such shares will be deferred until the shares are sold or transferred. Upon such subsequent sale, it is expected that participant would recognize short-term or long-term capital gain on the transaction, depending on the holding period. The tax basis for such purpose would equal zero, increased by the amount of after-tax contributions (if any) allocable to such Kenvue shares.
The above description is provided for informational purposes only, does not constitute tax advice and may not reflect your individual circumstances. Please consult your tax advisor.
7.Johnson & Johnson Stock Outside of the Plans
This Notice and the Direction Form apply only to your ability to exchange J&J Stock Fund Units under the Johnson & Johnson Savings Plan or Johnson & Johnson Retirement Savings Plan. If you hold shares of Johnson & Johnson common stock directly (including with a brokerage firm) or are able to participate in the exchange offer through a different plan, you will receive separate exchange offer materials and should refer to those materials or the institution where those shares are held for more information.
EXPECTED EXCHANGE OFFER DATES AND IMPACT FOR PLAN PARTICIPANTS
For administrative reasons, participating in the exchange offer through the Plans will be different from participating in the exchange offer as a registered shareholder or participant in another benefit plan. As explained above, Plan participants will be subject to earlier election and withdrawal deadlines. Please note that the final exchange ratio will not be known until after the Plan Deadline Date. Therefore, you will not know the final exchange ratio when you make your decision whether or not to participate in the exchange offer through the Plans. Plan participants who exchange will be subject to Plan account restrictions during the Blackout Period, and their investment in Kenvue stock will be held through a unitized Kenvue Stock Fund and limited by the short expected duration of that fund.

Plan Participants	Registered Shareholders
Start of the Exchange Offer July 24, 2023	Start of the Exchange Offer July 24, 2023
Final Exchange Ratio is Announced By 9:00 a.m., New York City time, on August 17, 2023	Final Exchange Ratio is Announced By 9:00 a.m., New York City time, on August 17, 2023
Deadline for Receipt of Election, Changes and Withdrawals By 4:00 p.m., New York City time, on August 15, 2023	Deadline for Receipt of Election, Changes and Withdrawals By 12:00 midnight, New York City time, at the end of the day on August 18, 2023

Plan Blackout Period Begins August 15, 2023, at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. New York City time)

Plan Blackout Period Ends Expected to occur during the week of August 28, 2023

You may find out when restrictions have been lifted and when the Blackout Period has ended by going to the For Your Benefit website at http://fyb.jnj.com (current employees) or http://digital.alight.com/jnjbsc (former and retired employees).

*    These dates are based on the exchange offer for shareholders expiring on August 18, 2023. The dates may change if the expiration date of the exchange offer is changed.
FREQUENTLY ASKED QUESTIONS
General

1.Am I required to take any action?
If you do not wish to participate in the exchange offer, no action is required. Participation is entirely voluntary. As with any major financial decision, you may wish to consult with your personal financial advisor to determine if participating in the exchange offer is right for you.

2.How can I get additional information regarding the exchange offer?
For additional information concerning the terms and conditions of the exchange offer, call Georgeson LLC, the information agent for the exchange offer, at 1-866-695-6074 (if calling from within the United States) or 1-781-575-2137 (if calling from outside the United States). Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m., New York City time, and Saturday from 12:00 p.m. to 6:00 p.m., New York City time. You may also visit www.JNJSeparation.com for information about the exchange offer.

3.If I do not participate in the exchange offer, will I be affected by the Blackout Period?	No. If you do not participate in the exchange offer, you will not be affected by the exchange offer Blackout Period.
4.Why am I being given this opportunity to participate in the exchange offer for Kenvue common stock?	All holders of Johnson & Johnson common stock are being offered the opportunity to exchange shares of Johnson & Johnson common stock for shares of Kenvue common stock. A corresponding opportunity is being made available for all participants and beneficiaries in the Johnson & Johnson Savings Plan and Johnson & Johnson Retirement Savings Plan with a balance in a J&J Stock Fund, as of July 19, 2023.

5.If I submit a Direction Form or direction via the Internet when will my percentage election be applied to my Plan account?
Your election will be calculated based on your balance in the J&J Stock Fund at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m., New York City time) on the Plan Deadline Date, and based on the last completed and timely received Direction Form (or directions via the Internet). Any amounts transferred into the J&J Stock Funds before the Plan Deadline Date, whether by contribution, dividend payment or investment transfer, will be included in the exchange offer calculation. Any amounts invested in the J&J Stock Funds after such time (whether by new contribution, dividend or investment transfer) will not be included in the exchange offer calculation and will remain in the J&J Stock Fund.

6.Can I exchange shares of Johnson & Johnson that I hold outside of the Plans through this process?	If you hold shares of Johnson & Johnson common stock in any other type of account outside of the Plans (for example, a brokerage account) and wish to tender those shares, you will be required to complete a separate election with the institution where these shares of Johnson & Johnson common stock are held. Please refer to the Prospectus for further information.
7.Can I withdraw or change my exchange offer election?
If you decide to change your election, you may submit a new Direction Form (or direction via the Internet) to Broadridge, but it must be received by the Plan Deadline. Upon processing of a new timely and properly completed election (for any whole percentage, including 0%, of J&J Stock Fund Units to be exchanged), your previous election instructions will be canceled. The last properly completed Direction Form (or directions via the Internet) that is timely received and processed will apply.
To withdraw your last properly completed election entirely, causing it to be canceled, you must, on or prior to 4:00 p.m. New York City time on the Plan Deadline Date, submit a new Direction Form (or direction via the Internet) to Broadridge with a 0% election.
If you withdraw your election on a timely basis, you will not participate in the exchange offer through the Plans and your Plan accounts will not be credited with any Kenvue Stock Fund Units in the exchange offer. If you submit a Direction Form (or directions provided via the Internet) for more than one Plan or more than one J&J Stock Fund and later wish to change or withdraw your election, you will need to submit a separate Direction Form (or directions provided via the Internet) on a timely basis for each Plan or fund, as applicable.
The last Direction Form (or directions provided via the Internet) that is validly and timely received and processed will be used to instruct the Plan Trustee. It is possible, however, that the Plan Trustee might not have time to process all requests for changes. If that happens, the last instruction to exchange will remain in effect.

8.Is it possible that the exchange offer may not be completed?
Yes. Johnson & Johnson is not required to complete the exchange offer unless certain conditions, as specified in the Prospectus, are satisfied. It is also possible that the appropriate Plan fiduciary would, as a technical matter, find that the exchange does not provide “adequate consideration” under the Employee Retirement Income Security Act of 1974, as amended, based on the ultimate exchange ratio and the movement of Kenvue and Johnson & Johnson share prices prior to the expected tender of shares under the Plans. In either event, you would not receive Kenvue Stock Fund Units in the Plan.

9.Can I participate in the exchange offer if I purchase J&J Stock Fund Units after the tender offer has started?	Only Plan participants invested in the J&J Stock Funds as of July 19, 2023, will be eligible to participate in the exchange offer.

10.If I elect to participate in the exchange offer, how will the Blackout Period impact my Plan account?
If you elect to participate in the exchange offer, during the Blackout Period you will not be permitted to take a loan, hardship withdrawal or distribution from the Plans or make transfers out of the J&J Stock Funds or the Kenvue Stock Funds. During the Blackout Period, your account balance will remain invested and will be subject to investment gains and losses and adjusted for any new contributions and transfers into the J&J Stock Funds.
If you do not elect to participate in the exchange offer, the Blackout Period will not affect you.

11.What are the U.S. federal income tax implications of participating in the exchange offer?
Exchanging J&J Stock Fund Units for Kenvue Stock Fund Units is not expected to be a taxable transaction for Johnson & Johnson Savings Plan participants in the United States.
It is expected that Kenvue Stock Fund Units acquired in the exchange will be allocated a pro-rata share of the participant’s pre-exchange cost basis in the J&J Stock Fund Units for U.S. federal income tax purposes. Similarly, J&J Stock Fund Units acquired pursuant to direct transfers from the Kenvue Stock Funds will retain the aggregate cost basis allocated to the Kenvue Stock Fund Units sold in such transfer. Cost basis will be retained in this manner only in the case of direct transfers between the J&J Stock Funds and Kenvue Stock Funds. Please consult your tax advisor.

12.Will there be other transactions (in addition to the exchange offer) in connection with the separation of Kenvue?	If the exchange offer is consummated but less than all shares of Kenvue common stock offered by Johnson & Johnson in the exchange offer are exchanged because the exchange offer is not fully subscribed, Johnson & Johnson intends to make a tax-free (for United States federal income tax purposes) distribution to its shareholders of the shares of Kenvue common stock that were offered but not exchanged in the exchange offer as a dividend on a pro rata basis (the “clean-up spin-off”). Please refer to the Prospectus for additional detail. If this occurs, you will be informed of the impact to your Plan account. No action is required at this time.
Johnson & Johnson Stock in the Plans

13.How do I know how many equivalent shares of Johnson & Johnson common stock I have in the J&J Stock Funds?
To see an estimate of the number of equivalent shares based on your balance in the J&J Stock Funds, visit http://fyb.jnj.com (current employees) or http://digital.alight.com/jnjbsc (former and retired employees) and select “Pension & 401(k) Savings” and then “Investments.” Navigate down to find your holding(s) in the J&J Stock Fund(s). In the middle column you will find both the amount of your J&J Stock Fund Units and the number of equivalent shares of Johnson & Johnson common stock.

14.How much of my balance in the J&J Stock Funds can be exchanged?
You may elect to exchange all or a portion of your balance in the J&J Stock Funds into the new Kenvue Stock Funds. As noted below, if the number of units that you elect to exchange is more than the number Johnson & Johnson accepts, a proration process will apply to determine the number of units that are accepted.
On your Direction Form (or directions provided via the Internet), you may choose the percentage (a whole percentage of 1-100%) of your J&J Stock Fund Units you would like to exchange. That percentage will be applied to the number of J&J Stock Fund Units held in your Plan account (proportionately between vested and unvested amounts, if your Plan account is not fully vested) as of the closing of regular trading on the New York Stock Exchange on the Plan Deadline Date, regardless of when you submit your exchange offer election (as long as your election is received in good order and by the Plan Deadline).

15.If I have a J&J Stock Fund balance in more than one eligible Plan or more than one J&J Stock Fund, can I make one exchange offer election that applies to all?
No. You will need to make a separate election for each Plan in which you participate (Johnson & Johnson Savings Plan and Johnson & Johnson Retirement Savings Plan) and each J&J Stock Fund in which you invest. Any shares of Johnson & Johnson common stock held outside of the Plans will also require a separate election. You should receive separate exchange offer materials for each Plan and J&J Stock Fund that you participate in and for any external accounts for which you hold shares of Johnson & Johnson common stock.
For example, if you have a balance in both the Johnson & Johnson Common Stock Fund and Johnson & Johnson Stock Contributions Fund within the Johnson & Johnson Savings Plan and you would like to exchange 50% of your total J&J Stock Fund holdings in both funds, you would need to complete separate Direction Forms (or directions provided via the Internet) for the Common Stock Fund and Stock Contributions Fund and offer 50% of your J&J Stock Fund Units in each.

16.Why does the Plan reference units of Johnson & Johnson common stock rather than shares?	The J&J Stock Funds are unitized stock funds. Similar to a mutual fund, a unitized stock fund invests not only in stock offered by an organization, but also holds cash and short-term investments to facilitate daily transactions such as investment transfers or distributions. When stock is unitized, it is expressed in unitized shares or units instead of shares.
17.What happens to my J&J Stock Fund balance if I do not elect to participate in the exchange offer?	If you do not make an election to exchange your interest in the J&J Stock Funds, your J&J Stock Fund Units will not change. Your balance will continue to change based on market gains and losses.
18.Is it possible I may not be able to exchange the full number of J&J Stock Fund Units I requested?
Yes. Johnson & Johnson may limit the number of shares of Johnson & Johnson common stock it accepts through a proration process, in which case you may not receive the full number of units you requested. Any J&J Stock Fund Units that are not exchanged will remain in your J&J Stock Fund account.

19.If I participate in the exchange offer and receive Kenvue Stock Fund Units, may I transfer amounts back into the J&J Stock Funds?
If you receive Kenvue Stock Units in the exchange offer, after the Blackout Period has concluded, you will be permitted to transfer amounts from the Kenvue Stock Fund into the J&J Stock Funds (or any other investment funds in the Plan), subject to the limitations contained in the Plan. As a reminder, transfers into the J&J Stock Funds are subject to a diversification cap: immediately after any new contribution or transfer into the J&J Stock Funds, your aggregate investment in the J&J Stock Funds must not exceed 20% of your overall Plan account balance.
Transfers from the Kenvue Stock Funds back into the J&J Stock Funds will be treated as new transfers into the J&J Stock Funds. Consequently, if you are over the 20% cap, you will not be able to transfer back into the J&J Stock Funds; and, if you are under the 20% cap, any attempted transfers back into the J&J Stock Funds will be limited so that you do not exceed the cap.

Kenvue Stock in the Plans

20.Can I elect to invest in the Kenvue Stock Funds within the Plan after the exchange offer has expired?
No. The only way you can invest in the Kenvue Stock Funds within the Plan is through the exchange offer. After the Kenvue Stock Funds are established, no new amounts may be invested in the funds. Cash dividends paid on Kenvue common stock while a participant holds Kenvue Stock Fund Units will be invested in accordance with that participant’s investment elections for new contributions (or, if applicable, the Plan’s default investment fund).
Keep in mind that if you make the one-time election to invest in the Kenvue Stock Funds, your investment will be for a limited period (expected not to exceed nine months). At that time, the Kenvue Stock Funds will be liquidated, and the proceeds will be reinvested in the Plan’s default investment fund. In making your investment decision, you should keep in mind the risk of market losses from which you might not have sufficient time to recover.

21.If I participate in the exchange offer, will I be able to sell or exchange my Kenvue Stock Fund Units immediately after the exchange offer closes?
After the Blackout Period ends, which is expected to occur during the week of August 28, 2023, you will be able to transfer out of the Kenvue Stock Funds. Keep in mind that the Kenvue Stock Funds will be eliminated as investment options under the Plans around nine months after the exchange. Amounts remaining in the Kenvue Stock Funds when they are eliminated will be liquidated; if the value of Kenvue stock goes down, this could result in a loss of value from which you might not be able to recover.
You will not be able to purchase Kenvue Stock Fund units once they are sold. Additional details regarding the elimination of the Kenvue Stock Funds will be provided before the Kenvue Stock Funds are eliminated.

22.If I participate in the exchange offer, can I request a full withdrawal of my Kenvue Stock Fund Units as Kenvue common stock shares?
After the Blackout Period ends, if you are eligible for a full distribution, you will be able to request that the balance in your Kenvue Stock Fund be paid to you as shares of Kenvue common stock, but this option will not be available after the Kenvue Stock Funds are liquidated. If you do not elect to receive a distribution in Kenvue common stock, any withdrawal from the Kenvue Stock Funds will be distributed in cash.

CONTACT INFORMATION

Exchange Offer Information Resource Site www.JNJSeparation.com	•Access important information about the exchange offer, including the Prospectus and this Notice •Obtain indicative exchange ratios during the exchange offer period as well as the final exchange ratio
Exchange Offer Information Hotline (Georgeson LLC)
1-866-695-6074, if calling from within the United States
1-781-575-2137, if calling from outside the United States
Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m., New York City time, and Saturday from 12:00 p.m. to 6:00 p.m., New York City time
•Access or request a re-mailing of a Direction Form •Get answers to questions specific to the terms and conditions of the exchange offer
Exchange Offer Online Election Site for the Plans www.proxyvote.com/tender
•Submit your instructions to participate in the exchange offer
•To access this site, you must have received a Direction Form with a 16-digit Control Number via mail (if you have misplaced your Direction Form, please call Georgeson LLC, the information agent for the exchange offer at 1-866-695-6074(if calling within the United States) and 1-781-575-2137 (if calling from outside the United States). Representatives are available Monday through Friday from 9:00 a.m. to 11:00 p.m., New York City time and Saturday from 12:00 p.m. to 6:00 p.m., New York City time.

For Your Benefit Resources
http://fyb.jnj.com (current employees) or http://digital.alight.com/jnjbsc (former and retired employees)
Johnson & Johnson Benefit Service Center
1-800-565-0122, if calling from within the U.S.
1-847-883-0796, if calling from outside the U.S.
Representatives are available Monday through Friday, 9:00 a.m. to 5:00 p.m., New York City time.
Tele-Servicios (Puerto Rico only)
1-800-981-0055
Representatives available 8:00 a.m. to 5:00 p.m. Atlantic time, Monday through Friday
•Get answers to general questions about your Plans •Ask questions about the J&J Stock Fund balance in your Savings Plan(s) •Find information about the Blackout Period

GLOSSARY OF KEY TERMS
Exchange offer: Offer to exchange shares of Johnson & Johnson common stock for shares of Kenvue common stock, pursuant to the terms of the enclosed Prospectus and this Notice.
Blackout Period: If you choose to participate in the exchange offer, the Blackout Period is the period in which outgoing transfers from the J&J Stock Funds and Kenvue Stock Funds, and loans, withdrawals and other distributions from the Plans, will not be permitted. If you do not elect to participate in the exchange offer, the Blackout Period will not apply to you.
Exchange ratio: The number of shares of Kenvue common stock that will be exchanged for each share of Johnson & Johnson common stock accepted in the exchange offer. Please note that the final exchange ratio will not be known until after the Plan Deadline Date. Therefore, you will not know the final exchange ratio when you make your decision whether or not to participate in the exchange offer through the Plans.
Plan Deadline Date: If you wish to participate in the exchange offer, the date by which you must provide your election to Broadridge, the firm that will collect and tabulate Plan participant elections. The Plan Deadline Date will be three business days before the expiration of the exchange offer. Unless the exchange offer’s expiration date of August 18, 2023 is extended, the Plan Deadline Date will be August 15, 2023. If the exchange offer’s expiration date for shareholders is extended, the Plan Deadline may also be extended, if administratively feasible. The Plan Deadline will be 4:00 p.m., New York City time, on the Plan Deadline Date.
Unitized stock fund: Similar to a mutual fund, a unitized stock fund invests not only in stock offered by an organization but also holds cash and short-term investments in order to facilitate daily transactions such as fund transfers or distributions. When stock is unitized, it is expressed in “unitized shares” or “units” instead of shares. The J&J Stock Funds hold unitized shares of Johnson & Johnson common stock, and the new Kenvue Stock Funds in the Plans will hold unitized shares of Kenvue common stock.
KENVUE STOCK FUNDS DESCRIPTION FOR THE PLANS
The Kenvue Stock Funds offer the opportunity to share in the future growth and success of Kenvue Inc. (along with the commensurate risk). This fund invests in shares of Kenvue Inc. common stock. A small amount of cash or cash equivalents may be held in the Kenvue Stock Funds to provide daily liquidity. Investments will increase or decrease as the value of the stock fluctuates. Participants are entitled to receive dividends on Kenvue common stock held through the Kenvue Stock Funds. Dividends will be automatically invested in accordance with the participants’ investment elections under the applicable Plan for new contributions (or, if applicable, the Plan’s default investment fund).
THE IMPORTANCE OF DIVERSIFICATION: To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while reducing your overall risk of losing money. This is because the impact of market and other economic conditions is different for each asset class. Conditions that cause one category of assets, or one particular security, to perform well may cause another asset category, or another particular security, to perform poorly. The Department of Labor has indicated in its guidance that if you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified.
Diversification is not a guarantee against loss, but it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plans. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plans to help ensure that your retirement savings will meet your retirement goals. For more information about individual investing and portfolio diversification, visit the Department of Labor’s Website at www.savingmatters.dol.gov/.

For more information on the funds, including updated performance information and portfolio analysis, please visit the For Your Benefit website at http://fyb.jnj.com (for current employees) or http://digital.alight.com/jnjbsc (for former and retired employees).
The annual expense ratio for the Kenvue Stock Funds is not expected to exceed 0.05% ($0.50 per $1,000 invested per year). Fees and expenses are only one of several factors that you should consider when making investment decisions.
IMPACT OF SUBSEQUENT CLEAN-UP SPIN-OFF
As noted in the Prospectus, if the exchange offer is consummated but less than all shares of Kenvue common stock offered by Johnson & Johnson are exchanged because the exchange offer is not fully subscribed, Johnson & Johnson intends to make a pro-rata dividend distribution to its shareholders of the shares of Kenvue common stock that were offered but not exchanged in the exchange offer. If this occurs, you will receive additional information regarding the impact to you, which may include a short blackout period with respect to your Plan accounts (not expected to exceed two business days).
THIS NOTICE CONSTITUTES PART OF A PLAN PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.
This Notice contains information about the Johnson & Johnson Savings Plan and Johnson & Johnson Retirement Savings Plan (collectively referred to as the “Plans”). The terms of each Plan are set forth in a formal plan document. If there is a discrepancy between any of the information contained in this Notice and the plan document, the plan document will control. The Plans are intended to be participant-directed plans as described in Section 404(c) of ERISA, which means that fiduciaries of each Plan are ordinarily relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant or beneficiary.